Mid-America Apartment Communities, Inc.

Mid-America Apartments, L.P.

6584 Poplar Avenue

Memphis, Tennessee 38138

August 21, 2013

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tom Kluck, Branch Chief
Angela McHale

Re:	Mid-America Apartment Communities, Inc. and Mid-America Apartments, L.P. (the “Registrants”)—Registration Statement on Form S-4 (File No. 333-190028) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby respectfully request acceleration of the effective date of the Registration Statement so that it may be declared effective at 12:30 p.m., Eastern time, on Friday, August 23, 2013, or as soon as practicable thereafter. The Registrants are aware of their obligations under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrants hereby acknowledge the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Yoel Kranz at (212) 813-8831 or Mark S. Opper at (617) 570-8128, each of Goodwin Procter LLP, and that such effectiveness also be confirmed in writing. If you have any questions regarding this request, please contact any of Mr. Kranz or Mr. Opper at the numbers above.

United States Securities and Exchange Commission

August 21, 2013

Sincerely,

MID-AMERICA APARTMENT COMMUNITIES, INC.		MID-AMERICA APARTMENTS, L.P.

		By:	Mid-America Apartment Communities, Inc., its general partner

By:	/s/ H. Eric Bolton, Jr.	By:	/s/ H. Eric Bolton, Jr.
	H. Eric Bolton, Jr. Chairman of the Board of Directors, President and Chief Executive Officer		H. Eric Bolton, Jr. Chairman of the Board of Directors, President and Chief Executive Officer